

October 5, 2011

Via Facsimile
William A. Priddy, Jr.
Chief Financial Officer, Corporate Vice
    President of Administration and Secretary
RF Micro Devices, Inc.
7628 Thorndike Road
Greensboro, North Carolina 27409-9421

> **Re: RF Micro Devices, Inc.**
> **Form 10-K for the For the fiscal year ended April 2, 2011**
> **Filed June 1, 2011**
> **File No. 000-22511**

Dear Mr. Priddy, Jr.:

We have reviewed your letter dated September 28, 2011 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended April 2, 2011

Item 8. Financial Statements and Supplementary Data

Note 15. Operating Segment and Geographic Information, page 85

1.   Please tell us the performance measures for CPG and MPG that are regularly provided to the chief operating decision maker. Please provide us with a recent sample of the information that is provided to your CODM.

2.   With respect to your analysis of whether the nature of the products and services and type and class of customer of CPG and MPG are similar under ASC 280-10-50-11, please tell us in more detail the nature of the significant products and services of each segment as well as the significant customers of each. For example, it appears that CPG consists of cellular components for handset OEMs while MPG consists of radio frequency

components for a diversified set of customers including communications, industrial and aerospace/defense industries as well as foundry services for GaN and GaAs wafer production.

3.　We note from your September 6, 2011 response that RFMD began operating its business under two operating segments (CPG and MPG) in fiscal 2009 as a result of a significant business acquisition that constituted the majority of the newly created MPG segment. However, we also noted from your 2008 Form 10-K that you provided revenues for each of these groups for fiscal 2008, 2007 and 2006. Since it is important to perform a careful analysis of the economic characteristics of your two operating segments, please provide us with your analysis of the historical performance of these two segments over a reasonable period of time.

4.　Further, your analysis of the expected future operating results should include a reasonable amount of time. Please tell us why you only included two years of information.

5.　Also, in your quantitative economic analysis please consider both the absolute difference in the rates as well as the effective (percentage) differences.

6.　As part of your analysis, please include a discussion of the underlying reasons why the results are similar or dissimilar to help us understand your conclusion that the two operating segments are economically similar.

7.　We note that the company only focuses on non-GAAP operating margin in the analysis of whether the economic characteristics of CPG and MPG are similar under ASC 280-10-50-11. We note that this measure includes allocations of shared manufacturing costs, research and development expenses, sales and marketing expenses and general and administrative expenses. We note that ASC 280-10-55-7C states that the use of long-term average gross margins was provided as a measure of profitability in ASC 280-10-50-11 because it is less likely to be affected by allocations. While evaluating similar economic characteristics is a matter of judgment that depends on specific facts and circumstances, we do not understand why your analysis only focuses on non-GAAP operating margins. Please tell us why you did not also consider long-term average gross margins and other relevant factors such as trends in returns on assets employed, and operating cash flow.

8.　Further, we note from your response that you do consider other relevant metrics such as revenue growth trends. You note that by *managing your costs*, your non-GAAP operating margins for CPG and MPG in fiscal 2011 were relatively similar. Please tell us further about your consideration of the revenue growth trends and why revenue growth would not be considered a more important measure of profitability than non-GAAP operating margins. Discuss your consideration of the similarity of these trends.

9.	Also, your response states that you do not believe that the revenue growth rates of CPG and MPG would be meaningful to investors because the rates are more volatile and may not be indicative of your long-term sales and growth trends and the overall future prospects of our business. You further responded that in any given year, due to product lifecycles or external factors, CPG revenue growth will exceed MPG revenue growth while in other years MPG will exceed CPG. Please note that while you should focus on the long-term trends, you should also consider the volatility underlying the trends such as when two operating segments achieve similar long-term results through dissimilar paths since this could be an indicator that aggregation is not appropriate. Please further discuss your consideration of the volatility of the trends.

You may contact Eric Atallah, Staff Accountant, at (202) 551-3663 or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. Please contact Allicia Lam, Staff Attorney, at (202) 551-3316 or Geoff Kruczek, Reviewing Attorney, at (202) 551-3641 or me at (202) 551-3671 with any other questions.

Sincerely,

/s/ Kate Tillan

Martin F. James
Senior Assistant Chief Accountant